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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington,. D.C. 20549


                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One): [ ] Form 10-K    [ ] Form 11-K    [X] Form 10-Q     [ ] Form N-SAR

                         For Period Ended: June 30, 2001


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PART I - REGISTRANT INFORMATION

National Record Mart, Inc.
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Full Name of Registrant

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Former Name if Applicable

507 Forest Avenue
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Address of Principal Executive Office (Street and Number)

Carnegie, Pennsylvania 15106
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly
     [X] report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On Tuesday, June 19, 2001, an Involuntary Petition under Title 11 of the Bankruptcy Code was filed in the United States Bankruptcy Court for the Western District of Pennsylvania against National Record Mart, Inc. requesting an order for relief under Chapter 7 of the Bankruptcy Code. The Involuntary Petition was filed by five of the Company's major suppliers, Universal Music and Video Distribution, Inc., BMG Distribution, EMI Music Distribution, Sony Music Entertainment, Inc. and Warner/Elektra/Atlantic (WEA) Corporation. The filing was not anticipated by the Company and has created additional and critical demands upon the time and attention of the Company's personnel who are responsible for the preparation of the Company's Form 10-Q. Consequently, it has not been possible to complete and file the Form 10-Q by its due date, August 14, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Theresa Carlise                     (412)                      276-6200
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      Name                       (Area Code)            (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no,
identify report(s).       [X] Yes       [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?
        [X] Yes        [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Company anticipates reporting a 31.8% reduction in sales due to the closing of 47 stores from the same period in the prior year.

                           National Record Mart, Inc.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: 8/14/01                           By: Theresa Carlise



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